                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR JUNE 21, 2002

                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION
             (Exact name of Registrant as specified in its charter)

                                -----------------


                        Suite 105-1700 West 75/th/ Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F  X    FORM 40-F ___
                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               YES ___     NO  X
                                              ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                     FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.   Reporting Issuer

     DynaMotive Energy Systems Corporation
     105-1700 West 75/th/ Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change

     June 20, 2002

3.   Press Release

     June 20, 2002

4.   Summary of Material Change

     DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has signed a Memorandum of Understanding with Huskywood Services of Anchorage, Alaska to enter into an exclusive Agency Agreement for the development and execution of biomass to fuel projects in Alaska and Yukon Territory, Canada.

     James Acheson, Chief Operating Officer of DynaMotive's US subsidiary said:
     "DynaMotive is committed to developing a world-wide network of agents to help us grow our business of converting wood and agricultural wastes into environmentally friendly liquid and solid fuels." He added, "We have found that Huskywood Services, which recently co-sponsored (in conjunction with the U.S. Dept. of Agriculture and the University of Alaska) a report on biomass energy, has a solid grasp of the potential of fast pyrolysis technology."

5.   Full Description of Material Change

     Please see attached press release

6.   Reliance on Section 85(2) of the Act

     N/A

7.   Omitted Information

     N/A

8.   Senior Officers

     The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 21st day of June, 2002

                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                        (signed)   "Richard Lin"
                                    Richard C.H. Lin
                                    Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION               News Release - June 20, 2002

     DynaMotive and Huskywood Services Sign MOU For Development Of Projects
                       In Alaska and the Yukon Territory.
                     Exclusive Agency Agreement to Follow.

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has signed a Memorandum of Understanding with Huskywood Services of Anchorage, Alaska to enter into an exclusive Agency Agreement for the development and execution of biomass to fuel projects in Alaska and Yukon Territory, Canada.

James Acheson, Chief Operating Officer of DynaMotive's US subsidiary said:
"DynaMotive is committed to developing a world-wide network of agents to help us grow our business of converting wood and agricultural wastes into environmentally friendly liquid and solid fuels." He added, "We have found that Huskywood Services, which recently co-sponsored (in conjunction with the U.S. Dept. of Agriculture and the University of Alaska) a report on biomass energy, has a solid grasp of the potential of fast pyrolysis technology."

Terry T. Brady, managing member of Huskywood Services said: "Due diligence by our company has determined that DynaMotive is a leader in biomass conversion for fuel and chemical purposes, and that the patented technology they possess, coupled with their strong management and strategic partnerships with Canfor, Orenda and Tecna in related fields, can benefit Alaska and the Yukon. Both Alaska and the Yukon suffer from extremely high fuel prices, yet in our northern climates, fuel is an absolute necessity of life." Brady added that the millions of acres of spruce bark beetle killed trees in South-central Alaska, the tremendous amount of driftwood in Alaska's Interior rivers, and mill residues and forest thinnings from the Southeastern Alaska Panhandle should be examined for their fuel potential. "Preliminary general data, to be refined on a site-specific basis, indicates that such fuels can be manufactured and distributed competitively," Brady said.

The same appear to be true for beetle infested forests and river environments in the Yukon Territory. Its patented fast pyrolysis system (BioTherm(TM)) converts biomass to fuel oil and fuel-grade char. Through the application of its technology and know-how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and convert them into a renewable and environmentally friendly fuel. Biomass examples include forestry residues such as wood and bark, and residues such as sugar cane bagasse and corn stover. DynaMotive has successfully converted each of these residues, which are available into BioOil and char making them a renewable and environmentally friendly oil and char reserve.

Services (3842 Wesleyan Drive, Anchorage, AK 99508-4821 huskywood@gci.net) is a consulting and management company that is based on more ????? experience in the technical and economic evaluation, investment and execution of industrial projects related to the forest industry in northern


For more information on DynaMotive, please call:

Corporate Communications       Tel: (604) 267-6000       Toll Free (in North America): 1-877-863-2268
Fax: (604) 267-6005            Email:investor@DynaMotive.com           Website:www.DynaMotive.com
                                                                               ------------------

In Europe, contact:
Antony Robson                  Managing Director
Tel: (44) (0) 20-7518-9380     Fax: (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                  Chief Operating Officer                 DynaMotive Corporation
Tel: (323) 460-4900            Fax: (323) 465-2617                     Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.